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                                                                      Exhibit 12
Entravision Communications Corporation
Computation of Earnings To Fixed Charges

    (In Thousands)


                                                                                 Years Ended December 31,
                                                             ----------------------------------------------------------------
                                                                2001          2000          1999          1998         1997
                                                                ----          ----          ----          ----         ----
Fixed Charges:
     Interest expense                                        $ 22,265      $ 29,834      $  9,690      $  8,386      $  5,222
     Non-cash interest expense                                      0        39,667         2,500             0             0
     Interest component in rent (1)                             6,960         2,820           667           400           333
     Accretion of Preferred stock redemption value             10,117         2,449             0             0             0
     Capitalized interest                                         250           122            39             0             0
                                                             ----------------------------------------------------------------
          Total fixed charges                                $ 39,592      $ 74,892      $ 12,896      $  8,786      $  5,555
                                                             ================================================================
Earnings Available For Fixed Charges:
     Loss before income taxes                                ($88,821)     ($94,960)     ($40,078)      ($3,492)      ($4,695)
     Add: Fixed charges                                        39,592        74,892        12,896         8,786         5,555
          Amortization of capitalized interest                      2             1             1             0             0
     Less: Accretion of preferred stock redemption value      (10,117)       (2,449)            0             0             0
          Capitalized interest                                   (250)         (122)          (39)            0             0
                                                             ----------------------------------------------------------------

Earnings available for fixed charges (1)                     ($59,594)     ($22,638)     ($27,220)     $  5,294      $    860
                                                             ================================================================

Ratio of earnings to fixed charges (2)                          (1.51)        (0.30)        (2.11)         0.60          0.15
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(1)  Earnings available for fixed charges equals loss before income taxes, plus fixed charges and amortization of capitalized interest, less the accretion of preferred stock redemption value and capitalized interest. Fixed charges consist of interest expense (including amortization of debt costs relating to our indebtedness), non-cash interest expense, one-third of rent expense as representative of the interest portion of rentals, capitalized interest, and the accretion of our preferred stock's redemption value.

(2) Earnings were inadequate to cover fixed charges for each of the five years in the period ended December 31, 2001. Additional earnings would have been required to cover fixed charges for each of the five years in the period ended December 31, 2001, in the amount of (in thousands) 2001 $99,186; 2000
     $97,530; 1999 $40,116; 1998 $3,492; and 1997 $4,695.